Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

January 9, 2012

Filed via Edgar

Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	FNBH Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed December 2, 2011
Form 12b-25
Filed November 14, 2011
File No. 000-25752

Dear Mr. Windsor:

On behalf of FNBH Bancorp, Inc., a Michigan corporation (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated December 28, 2011 with respect to the above referenced filing.  The comments from your letter are set forth in bold font below and are followed by our response.

General

1.
We note that you filed a Form 12b-25 on November 14, 2011. However, as a smaller reporting company, after filing your Form 12b-25 your Form 10-Q was required to have been filed no later than November 21, 2011. Therefore, it appears your filing was untimely. Refer to Rule 12b-25. Please advise the staff how this late filing impacts the analysis of your disclosure controls and procedures.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Metro Detroit

Mr. Christian Windsor
January 9, 2012

The Company is well aware of its disclosure obligations and the timing for the filing of those disclosures.  The Company works diligently to fulfill those obligations, both with respect to the content and quality of the information disclosed and the timeliness of the disclosures.  The Company does not believe the late filing of the Form 10-Q for the quarter ended September 30, 2011, has any material impact on the analysis of its disclosure controls and procedures.  The Company believes the late filing was an anomaly resulting from the convergence of several factors, including significant increased disclosure regarding troubled debt restructurings, ongoing discussions with the federal bank regulators regarding issues that had the potential to impact the financial statements, and additional disclosure resulting from recent comment letters issued by the Staff.  The Company does not believe the late filing represents a deficiency in its disclosure controls and procedures.

* * * * *

The Company has advised us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VARNUM

Kimberly A. Baber

KAB/mjb
Enclosure

c:	Ronald Long, President & CEO
Mark Huber, CFO